AleAnna, Inc.

300 Crescent Court, Suite 1860

Dallas, TX 75201

(469) 396-2200

January 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

RE:	AleAnna, Inc.
Registration Statement on Form S-1
SEC File No. 333-284257 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AleAnna, Inc. (the “Registrant”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 5:00 p.m. Eastern Daylight Time, on January 23, 2025, or as soon as practicable thereafter, or at such other time as the Registrant or the Registrant’s legal counsel Haynes and Boone, LLP, request by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Jennifer T. Wisinski and Stephen W. Grant, Jr., of Haynes and Boone, LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Ms. Jennifer Wisinski at (214) 651-5330, or in her absence, Mr. Stephen Grant at (713) 547-2505, of Haynes and Boone, LLP, as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Ms. Wisinski, via email at jennifer.wisinski@haynesboone.com. Please contact either of Ms. Wisinski or Mr. Grant if you have any questions or concerns regarding this matter.

Very truly yours,

AleAnna, Inc.

By:	/s/ Tristan Yopp
Name: Title:	Tristan Yopp Chief Financial Officer